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                                                                  Exhibit (a)(9)

 First Supplement to the Offer to Purchase dated June 19, 1998 with respect to the

                          OFFER TO PURCHASE FOR CASH
                    ALL OUTSTANDING SHARES OF COMMON STOCK

                                      OF

                            TRIANGLE PACIFIC CORP.

                                      AT

                         $55.50 NET PER SHARE IN CASH

                                      BY

                           SAPLING ACQUISITION, INC.
                           A WHOLLY OWNED SUBSIDIARY

                                      OF

                       ARMSTRONG WORLD INDUSTRIES, INC.


 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 17, 1998, UNLESS THE OFFER IS EXTENDED.

THE DOCUMENT SUPPLEMENTS AND UPDATES THE OFFER TO PURCHASE, DATED JUNE 19, 1998, PREVIOUSLY SENT TO YOU. IT CONTAINS IMPORTANT INFORMATION THAT YOU SHOULD READ CAREFULLY. CAPITALIZED TERMS USED BUT NOT DEFINED IN THIS DOCUMENT HAVE THE SAME MEANINGS AS IN THE OFFER TO PURCHASE

PROCEDURES FOR TENDERING SHARES ARE SET FORTH IN SECTION 3 OF THE OFFER TO PURCHASE. TENDERING STOCKHOLDERS MAY CONTINUE TO USE THE ORIGINAL LETTER OF TRANSMITTAL PREVIOUSLY DELIVERED WITH THE OFFER TO PURCHASE AND SHOULD CONTINUE TO FOLLOW THE PROCEDURES SPECIFIED THEREIN WITH RESPECT TO THE DELIVERY OF SHARES.


July 2, 1998
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To the Holders of Shares of Common Stock of Triangle Pacific Corp.:

                                 INTRODUCTION

  This First Supplement to the Offer to Purchase dated June 19, 1998 supplements and amends certain information contained in the Offer to Purchase previously delivered to you. Except as otherwise specified herein or in an amendment to the Schedule 14D-1 filed by Parent or the Purchaser the terms of the Offer have not been modified or amended in any respect. Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager.

  In addition to this First Supplement to the Offer to Purchase we are also delivering to you herewith a copy of Amendment No. 2 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9

                           SUPPLEMENTAL INFORMATION

CERTAIN INFORMATION CONCERNING THE COMPANY.

  The fourth paragraph of Section 8. "Certain Information Concerning the Company -Other Financial Information" of the Offer to Purchase is amended and restated in its entirety as follows:

  Other Financial Information. During the course of discussions between Parent and the Company, the Company provided Parent with certain estimates showing estimated earnings per share for the Company of $2.43, $3.68, $4.39 and $5.51 for the fiscal years 1998, 1999, 2000 and 2001, respectively. In addition, the Company provided Parent with certain additional estimates of the Company's projected results of operations through the Company's fiscal year 2001, forecasting annual growth in net sales and operating income over the period to be approximately 11% and 21%, respectively. The Company does not as a matter of course make public any estimates as to future performance or earnings, and the estimates set forth above are included in this Offer to Purchase only because the information was provided to Parent. The estimates were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The foregoing information is "forward-looking" and inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, including industry performance, general business and economic conditions, changing competition, adverse changes in applicable laws, regulations or rules governing environmental, tax or accounting matters and other matters. The estimates were based on a number of assumptions, some of which inevitably will prove to be incorrect. None of Parent or the Purchaser or their respective advisors assumes any responsibility for the validity, reasonableness, accuracy or completeness of the estimates and the Company has made no representation to the Purchaser or Parent regarding this information. The inclusion of the foregoing estimates should not be regarded as an indication that the Company, the Purchaser, Parent or any other person who received such information considers it an accurate prediction of future events. Neither the Company nor Parent intends to update, revise or correct such estimates if they become inaccurate (even in the short term).

SOURCE AND AMOUNT OF FUNDS.

  Section 10. "Source and Amount of Funds" of the Offer to Purchase is amended and restated in its entirety as follows:

  The Purchaser estimates that the total amount of funds required to acquire the outstanding Shares pursuant to the Offer, consummate the Merger, and to pay related fees and expenses will be approximately $908.1 million (or approximately $1.18 billion including the repayment of approximately $269 million of the Company's outstanding indebtedness (including the amount required to fund the Change of Control Offer (as defined below))). See Sections 12 and 16. The Offer is not conditioned upon any financing arrangements. Purchaser expects to obtain the funds required to consummate the Offer through capital contributions or advances made by Parent.

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  Parent expects to fund the Offer and the Merger through the use of a combination of one or more of the following (i) internally generated funds, including amounts that may be raised under a $300 million existing credit facility (the "Existing Credit Facility") which secures commercial paper issued under Parent's existing commercial paper program; (ii) the issuance of commercial paper pursuant to a new commercial paper program (the "CP Program") which will be secured by a new $1 billion credit facility (the "New Facility") to be provided by Morgan Guaranty Trust Company of New York, Bank of America NT&SA and The Chase Manhattan Bank (collectively, the "Lenders"); and (iii) borrowings under either or both of the Existing Credit Facility and the New Facility.

  Existing Credit Facility. Pursuant to a $300 million Credit Agreement, dated as of February 7, 1995, among Parent, Morgan Guaranty Trust Company of New York, as Agent, and the other banks that are parties thereto, as amended (the "Credit Agreement") Parent may borrow up to an aggregate of $300 million for general corporate purposes on a revolving basis. As of June 16, 1998, Parent had no outstanding indebtedness under the Credit Agreement, however, approximately $137.4 million was outstanding under Parent's existing commercial paper program. The Credit Agreement expires April 9, 2001. Loans under the Credit Agreement generally bear interest on the unpaid principal at a rate per annum equal to the higher of (i) the prime rate described therein and (ii) the sum of 1/2 of 1% plus the federal funds rate. The covenants contained in the Credit Agreement include a minimum consolidated net worth test.

  New Facility. Pursuant to a bank commitment letter dated June 5, 1998 among Parent and the Lenders (the "Bank Commitment Letter"), the Lenders each have committed (the "Commitments") to provide up to approximately $333 million (and, collectively $1 billion in the aggregate) to fund the Offer and the Merger and related expenses.

  The Bank Commitment Letter provides that the New Facility will be established as a 364-day fully revolving credit facility. Loans will bear interest at rates based on the London interbank offered rate ("LIBOR") plus a facility fee and LIBOR margin based fee on the total outstanding indebtedness of Parent and its direct and indirect subsidiaries and the rating of Parent's senior unsecured long-term debt (including the Company and including indebtedness under the New Facility). The margin will range from 0.225% per year to 0.55%.

  The covenants will include a minimum consolidated net worth test. Parent has agreed to pay underwriting, agency and other fees to J.P. Morgan Securities Inc. ("JPMSI") and the Lenders or their affiliates and to pay certain other of its and their expenses. Parent has also agreed to indemnify JPMSI and the Lenders, their respective affiliates and their respective directors, officers and employees against certain types of losses and liabilities arising out of the commitment or the New Facility.

  The Commitments made by the Lenders are subject to the satisfaction of certain conditions including the following: (i) certain representations and warranties from Parent; (ii) the continued credit rating of Parent following the consummation of the transactions contemplated by the Merger Agreement;
(iii) absence of material adverse changes in the financial condition, business, assets, results of operations or prospects of Parent or its subsidiaries or the Company; (iv) Lenders' satisfaction that, except as otherwise agreed, prior to and during any syndication of the New Facility there shall be no competing offer, placement or arrangement of debt securities or bank financing on behalf of Parent; (v) absence of adverse changes in the syndicated loan markets generally or in the regulatory environment that in the Lenders' reasonable judgment are likely to materially and adversely affect the syndication of the New Facility; and (vi) the negotiation and execution of definitive documentation with respect to the New Facility.

  The foregoing summary description of the Bank Commitment Letter does not purport to be complete. There is no assurance that the terms described below will be contained in the definitive documentation for the New Facility, and additional terms may be included. If for any reason the New Facility is not finalized or does not become available, Parent would require alternative funding which it would seek from other sources. Those sources might include bank borrowings or sales of debt or equity securities in the capital markets.

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  CP Program. Pursuant to Parent's CP Program, Parent intends to issue commercial paper notes secured by lines of credit under the New Facility. The commercial paper notes will have maturities of up to 270 days and are expected to bear interest at rates between approximately 5.5% and 6.5%. Parent currently anticipates that one or more of JPMSI, BancAmerica Robertson Stephens, Chase Securities Inc. and Morgan Stanley & Co. Incorporated will act as dealers under the CP Program.

  It is anticipated that the indebtedness incurred by Parent in connection with the Offer and the Merger will be repaid from funds generated internally by Parent and its subsidiaries (including, after the Merger, if consummated, funds generated by the surviving corporation and its subsidiaries), proceeds of dispositions, through other sources which may include the proceeds of future bank refinancings, dispositions or the public or private sale of debt or equity securities, or through a combination of two or more such sources. No final decisions have been made, however, concerning the method Parent will employ to repay such indebtedness. Such decisions, when made, will be based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

  The first paragraph of Section 11. "Certain Legal Matters-- Stockholder Litigation" is amended by adding the following information:

  On June 23, 1998 an amended purported class action complaint was filed in the Court of Chancery of Delaware by Pinna Yosevitz in full substitution of the purported class action complaint filed by Pinna Yosevitz on June 15, 1998. The purported class action was brought individually and on behalf of other stockholders of the Company similarly situated against the Company, its directors and Parent. The lawsuit is styled Pinna Yosevitz v. Floyd F. Sherman et. al. (C.A.No.16447-NC) and seeks, among other things, a preliminary and permanent injunction against the Offer and the Merger, rescission of the Offer and the Merger if they are consummated, and compensatory damages. The complaint asserts, among other things, that (i) the Company's stockholders cannot determine, based on materials provided in the Offer, the intrinsic value of their Shares and whether the acquisition by Parent is preferable over other alternatives or is fair; (ii) the Company's stockholders are unable to rely upon the integrity of the fairness opinion rendered by Salomon Smith Barney ("Salomon"), the Company's financial advisor, in light of alleged conflicts of interest; (iii) as a result of the receipt of consideration for the cancellation of their outstanding options, certain of the individual defendants have interests in the proposed transaction that conflict with those of the public stockholders of the Company; (iv) the individual defendants have not acted reasonably and in compliance with their fiduciary duties to the Company's stockholders in a manner designed to obtain the highest possible price for the Company's public stockholders; (v) the intrinsic value of the Company is materially in excess of the Offer Price giving due consideration to anticipated operating results, net asset value, cash flow and profitability of the Company; (vi) the Offer Price is not the result of an appropriate consideration of the value of the Company's business because the board of directors of the Company approved the Merger without undertaking appropriate steps to ascertain the Company's value; (vii) by entering into the agreement with Parent, the individual defendants have allowed the price of the Company's common stock to be capped, thereby depriving the stockholders of an opportunity to realize any increase in the value of their Shares; and (viii) the individual defendants did not appoint or retain any truly independent person or entity to negotiate for or on behalf of the Company's public stockholders to promote their best interests in the Merger. The complaint alleges that the defendants' have participated in unfair dealing toward the public stockholders and have engaged in and substantially aided and abetted each other in breach of fiduciary duties owed by them to the stockholders. The complaint further asserts that Parent has knowingly aided and abetted the alleged breaches of fiduciary duty committed by the individual defendants.

  In connection with the purported class action lawsuit, on June 19, 1998, the plaintiff served defendants with a first request for production of documents.

  The Company, Parent and the other defendants have negotiated a proposed settlement with the plaintiffs in the purported class action lawsuit described above. Pursuant to a memorandum of understanding entered into by

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counsel for the defendants and the plaintiff, (i) the Company agreed to include in an amendment to its Schedule 14D-9, which amendment is being delivered to the stockholders of the Company herewith, certain additional information with regard to Salomon's relationship with Parent, (ii) Parent and the Purchaser agreed to include in this First Supplement to the Offer to Purchase, certain additional information with respect to estimates of the Company's projected results of operations that had been furnished to Parent set forth in "Certain Information Concerning the Company" above, and (iii) the defendants agreed not to oppose an application for legal fees and expenses by the plaintiff's attorneys in an amount of not more than $275,000 and $25,000, respectively. Pursuant to the proposed settlement, the action will be dismissed with prejudice and the defendants will be released from claims that were or could have been asserted in such action. Because the action is a putative class action, the proposed settlement is subject to reasonable confirmatory discovery, certification of the plaintiff class of the Company's stockholders, notice to the class and court approval.

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